UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. on August 9, 2018: EuroDry Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: August 10, 2018	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

EuroDry Ltd.

Reports Results for the Six-Month Period and Quarter Ended June 30, 2018

Maroussi, Athens, Greece – August 9, 2018– EuroDry Ltd. (NASDAQ: EDRY, “Company”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and six month period ended June 30, 2018. Euroseas Ltd. (“Euroseas” or “Former Parent Company”) contributed to the Company its drybulk fleet of six vessels, one Ultramax and two Kamsarmax vessels built between 2016 and 2018, and three Japanese-built Panamax vessels built between 2000 and 2004 (the “Spin-off”). The Company was spun-off from Euroseas Ltd. on May 30, 2018. The results below refer to the above fleet for the periods presented. Historical comparative periods reflect the results of the carve-out operations of the six vessels that were contributed to the Company.

Second Quarter 2018 Highlights:

•

Total net revenues of $6.1 million. Net income of $0.5 million; net earnings attributable to common shareholders (after a $0.08 million dividend on Series B Preferred Shares) of $0.4 million or $0.17 earnings per share basic and diluted. Adjusted net income attributable to common shareholders1for the period was $0.4 million or $0.16 per share basic and diluted.

•

Adjusted EBITDA1was $2.4 million.

•

An average of 5.6 vessels were owned and operated during the second quarter of 2018earning an average time charter equivalent rate of $12,069 per day.

•

The Company declared its first dividend of $0.08 million on its Series B Preferred Shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares. On May 30, 2018 Euroseas distributed shares of our Series B Preferred Stock (the “EuroDry Series B Preferred Shares”) to holders of Euroseas’ Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock. The dividend was for the period from the date of the Spin-off to June 30, 2018.

1Adjusted EBITDA, Adjusted net income/(loss) and Adjusted income/(loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Eurodry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of EuroDry commented: “During the second quarter of 2018, we achieved a significant milestone in executing our strategy by completing the spin-off of EuroDry Ltd, a shipping company focused on high quality middle range drybulk vessels. Three of these vessels were built by Euroseas Ltd. and fully equipped with eco features, while the remaining three vessels are high quality middle-age Panamaxes built in Japan, the workhorses of the drybulk trade. We are pleased to note that our shareholders benefited from the spin-off by having the market value of their combined EuroDry and Euroseas holdings increase by more than 40% as a result of the spin-off. Still, Eurodry is trading at a more than 50% discount to NAV, something we believe will be corrected as the market comes to understand the value of this new pure bulk carrier play and compares it with its peers.

“We are optimistic about the prospects of the drybulk markets as the orderboook is close to its lowest levels of the last 20 years and new regulations coming in effect in the near future will likely keep the supply of vessels in check; this will allow increases in demand to positively influence earnings and values. We believe it is still an opportune time to pursue growth either through individual vessel purchases or by consolidating with others who would like to become shareholders of a publicly listed drybulk company. Along those lines, we have been evaluating opportunities to acquire new vessels and exploring merger possibilities with other fleets in accretive transactions. We expect that the profitability we are experiencing in Q2 will continue and even further improve in the next couple of quarters.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “The results of the second quarter of 2018 reflect the improving levels of the drybulk markets compared to the same period of 2017.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $6,726 per vessel per day during the second quarter of 2018 as compared to $5,626 per vessel per day for the same quarter of last year, and $6,701 per vessel per day for the first half of 2018 as compared to $5,453 per vessel per day for the same period of 2017. This increase is mainly due to higher general and administrative expenses as a result of the cost of the Spin-off of EuroDry.

“Adjusted EBITDA during the second quarter of 2018 was $2.4 million versus $1.4 million in the second quarter of last year.  As of June 30, 2018, our outstanding debt (excluding the unamortized loan fees) was $53.7 million versus restricted cash, unrestricted cash and amounts due from related companies of $9.7 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $16.5 million (excluding the unamortized loan fees) and all our loan covenants are satisfied.”

Second Quarter 2018 Results:

For the second quarter of 2018, the Company reported total net revenues of $6.1 million representing a 29.1% increase over total net revenues of $4.7 million during the second quarter of 2017 which was the result of the increased average number of vessels and the increase in the average time charter equivalent rate our vessels earned due to increase in dry bulk market rates. The Company reported net income for the period of $0.5 million and net income attributable to common shareholders of $0.4 million, as compared to a net loss and a net loss attributable to common shareholders of $0.3 million for the same period of 2017. The results for the second quarter of 2018 include a $0.02 million of unrealized gain on an interest rate swap contract which was entered into during the third quarter of 2017. Depreciation expenses for the second quarter of 2018 amounted to $1.3 million compared to $1.2 million for the same period of 2017. Increased general and administrative expenses reflect mainly expenses related to the Spin-off.

Interest and other financing costs for the second quarter of 2018 amounted to $0.62 million compared to $0.50 million for the same period of 2017. Interest during the second quarter of 2018 was higher due to higher debt and higher Libor during the period as compared to the same period of last year.

On average, 5.6 vessels were owned and operated during the second quarter of 2018 earning an average time charter equivalent rate of $12,069 per day compared to 5.0 vessels in the same period of 2017 earning on average $9,429 per day.

Adjusted EBITDA for the second quarter of 2018 was $2.4 million compared to $1.4 million achieved during the second quarter of 2017.

Basic and diluted earnings per share attributable to common shareholders for the second quarter of 2018 was $0.17 calculated on 2,226,753 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.13 for the second quarter of 2017, calculated on 2,212,322 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the earnings attributable to common shareholders for the quarter of the unrealized gain on derivative, the adjusted net earnings attributable to common shareholders for the quarter ended June 30, 2018 would have been $0.16 per share basic and diluted compared to adjusted net loss of $0.13 per share basic and diluted for the quarter ended June 30, 2017. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
Vessels in the water
XENIA	Kamsarmax	82,000	2016	TC until Jan-2020 + 1 year in Charterers Option	$14,100 $14,350
EIRINI P	Panamax	76,466	2004	TC until Sep-18	Hire 103.25% of Average BPI** 4TC
TASOS	Panamax	75,100	2000	TC until Sep-18	$8,000
PANTELIS	Panamax	74,020	2000	TC until Aug-18	$9,800
ALEXANDROS P.	Ultramax	63,500	2017	TC until Aug-18	114% of Supra Index***
EKATERINI	Kamsarmax	82,000	2018	TC until Apr-20	$13,000
Total Dry Bulk Vessels	6	453,086

Note:

(*)

Represents the earliest redelivery date

(**)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes.

(***)        Denotes the Baltic Supramax Index

Summary Fleet Data:

	3 months, ended June 30, 2017	3 months, ended June 30, 2018	6 months, ended June 30, 2017	6 months, ended June 30, 2018
FLEET DATA
Average number of vessels (1)	5.0	5.6	4.9	5.3
Calendar days for fleet (2)	455.0	510.0	882.0	960.0
Scheduled off-hire days incl. laid-up (3)	0.0	0.0	0.0	43.7
Available days for fleet (4) = (2) - (3)	455.0	510.0	882.0	916.3
Commercial off-hire days (5)	0.0	0.0	0.3	0.0
Operational off-hire days (6)	0.8	0.0	20.4	3.6
Voyage days for fleet (7) = (4) - (5) - (6)	454.2	510.0	861.3	912.7
Fleet utilization (8) = (7) / (4)	99.8%	100.0%	97.7%	99.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.8%	100.0%	97.7%	99.6%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	9,429	12,069	8,847	11,649
Vessel operating expenses excl. drydocking expenses (12)	5,067	4,898	4,901	5,462
General and administrative expenses (13)	559	1,828	552	1,239
Total vessel operating expenses (14)	5,626	6,726	5,453	6,701
Drydocking expenses (15)	40	0	92	1,503

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing other general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, August 10, 2018 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "EuroDry" to the operator.

A telephonic replay of the conference call will be available until August 17, 2018, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In) and the access code required for the replay is: 2489743#.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Second Quarter 2018 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Revenues
Voyage revenue	5,025,925	6,466,876	8,551,308	11,379,371
Commissions	(287,227)	(351,260)	(489,434)	(642,898)
Net revenues	4,738,698	6,115,616	8,061,874	10,736,473

Operating expenses
Voyage expenses	743,061	311,566	930,971	747,653
Vessel operating expenses	1,958,111	2,076,539	3,661,567	4,443,003
Drydocking expenses	18,013	-	80,825	1,442,657
Depreciation	1,205,435	1,326,639	2,375,994	2,531,778
Management fees	347,331	421,211	660,983	800,621
Other general and administrative expenses	254,566	932,459	486,577	1,189,720
Total Operating expenses	(4,526,517)	(5,068,414)	(8,196,917)	(11,155,432)

Operating income / (loss)	212,181	1,047,202	(135,043)	(418,959)

Other income / (expenses)
Interest and finance cost	(496,823)	(620,402)	(940,236)	(1,047,786)
Gain on derivative, net	-	24,917	-	113,528
Foreign exchange gain / (loss)	1,204	11,954	(2,263)	3,575
Interest income	-	2,916	-	8,845
Other expenses, net	(495,619)	(580,615)	(942,499)	(921,838)
Net (loss) / income	(283,438)	466,587	(1,077,542)	(1,340,797)
Dividend Series B Preferred shares	-	(80,204)	-	(80,204)
Net (loss) / income attributable to common shareholders	(283,438)	386,383	(1,077,542)	(1,421,001)
(Loss) / earnings per share, basic and diluted	(0.13)	0.17	(0.49)	(0.64)
Weighted average number of shares, basic and diluted	2,212,322	2,226,753	2,206,151	2,226,753

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2017	June 30, 2018

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	1,257,058	686,567
Trade accounts receivable	593,787	1,282,463
Other receivables, net	644,062	287,644
Inventories	452,191	907,645
Restricted cash	894,499	1,013,589
Prepaid expenses	72,520	113,640
Due from related companies	3,706,259	5,240,002
Total current assets	7,620,376	9,531,550

Fixed assets:
Vessels, net	81,979,636	103,362,143
Advances for vessels under construction and vessel acquisition deposits	5,051,211	-
Long-term assets:
Restricted cash	2,750,000	2,800,000
Derivative	51,453	162,695
Total assets	97,452,676	115,856,388

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	7,967,267	16,277,827
Trade accounts payable	346,968	686,460
Accrued expenses	1,037,027	1,737,370
Deferred revenue	289,738	526,802
Total current liabilities	9,641,000	19,228,459

Long-term liabilities:
Long term debt, net of current portion	30,364,035	36,912,548
Due to Former Parent Company	24,585,518	-
Total long-term liabilities	54,949,553	36,912,548
Total liabilities	64,590,553	56,141,007

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 0 and 19,122 shares issued and outstanding, respectively)	-	18,272,333

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 0 and 2,254,130 issued and outstanding, respectively)	-	22,541
Additional paid-in capital	42,518,895	52,498,280
Accumulated deficit	(9,656,772)	(11,077,773)
Total shareholders' equity	32,862,123	41,443,048
Total liabilities, mezzanine equity and shareholders' equity	97,452,676	115,856 ,388

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2017	2018

Cash flows from operating activities:
Net loss	(1,077,542)	(1,340,797)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation of vessels	2,375,994	2,531,778
Amortization of deferred charges	102,416	102,759
Share-based compensation	-	17,517
Unrealized gain on derivative	-	(111,242)
Changes in operating assets and liabilities	(867,823)	(839,038)
Net cash provided by operating activities	533,045	360,977

Cash flows from investing activities:
Cash paid for vessels under construction and vessel acquisition	(6,841,251)	(18,817,048)
Net cash used in investing activities	(6,841,251)	(18,817,048)

Cash flows from financing activities:
Net increase in Former Parent Company investment	486,577	3,298,356
Due to Former Parent Company	(639,313)	-
Loan arrangement fees paid	(42,125)	(147,200)
Proceeds from long term debt	10,862,500	18,400,000
Repayment of long-term debt	(1,026,743)	(3,496,486)
Net cash provided by financing activities	9,640,896	18,054,670

Net increase / (decrease) in cash, cash equivalents and restricted cash	3,332,690	(401,401)
Cash, cash equivalents and restricted cash at beginning of period	2,343,415	4,901,557
Cash, cash equivalents and restricted cash at end of period	5,676,105	4,500,156

Cash breakdown

Cash and cash equivalents	2,119,123	686,567
Restricted cash, current	856,982	1,013,589
Restricted cash, long term	2,700,000	2,800,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	5,676,105	4,500,156

EuroDry Ltd.

Reconciliation of Adjusted EBITDA to

Net (loss) / income

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Net (loss) / income	(283,438)	466,687	(1,077,542)	(1,340,797)
Interest and finance costs, net (incl. interest income)	496,823	617,486	940,236	1,038,941
Depreciation	1,205,435	1,326,639	2,375,994	2,531,778
Unrealized and realized (gain) /loss on derivative, net	-	(24,917)	-	(113,528)
Adjusted EBITDA	1,418,820	2,385,895	2,238,688	2,116,394

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest, income taxes, depreciation and gain / loss on derivative. Adjusted EBITDA does not represent and should not be considered as an alternative to net (loss) / income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, gain/loss on derivatives, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net (loss) /income to Adjusted net (loss) / income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Net (loss ) / income	(283,438)	466,687	(1,077,542)	(1,340,797)
Unrealized and realized gain on derivative	-	(24,917)	-	(113,528)
Adjusted net (loss) / income	(283,438)	441,770	(1,077,542)	(1,454,325)
Preferred dividends	-	(80,204)	-	(80,204)
Adjusted net (loss) / income attributable to common shareholders	(283,438)	361,566	(1,077,542)	(1,534,529)
Adjusted net (loss) / earnings per share, basic and diluted	(0.13)	0.16	(0.49)	(0.69)
Weighted average number of shares, basic and diluted	2,212,322	2,226,753	2,206,151	2,226,753

“Adjusted net (loss)/income” and “Adjusted net earnings / (loss) per share” Reconciliation:

EuroDry Ltd. considers “Adjusted net (loss) / income” to represent net (loss) / income before gain / loss on derivative. “Adjusted net (loss) / income” and “Adjusted net (loss) / earnings per share” is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivative, which items may significantly affect results of operations between periods. “Adjusted net (loss) / income” and “Adjusted net (loss) / earnings per share” do not represent and should not be considered as an alternative to net (loss) / income or (loss) / earnings per share, as determined by U.S. GAAP, The Company's definition of “Adjusted net (loss) / income” and “Adjusted net (loss) / earnings per share” may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 6vessels, including 3 Panamax drybulk carriers, 1 Ultramax drybulk carrier and 2 Kamsarmax drybulk carriers. EuroDry’s 6 drybulk carriers have a total cargo capacity of 453,086dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com